PART I REGISTRANT INFORMATION

U. S. SECURITIES AND EXCHANGE COMMISSION

FORM NT 10-K

For year ended December 31, 2000
Commission file number 0-5559

First Financial Corporation
Exact name of registrant as specified in its charter)
Texas	74-1502313
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification)

800 Washington Avenue, Waco, Texas	76701
(Address of principal execute offices)	(Zip Code)

Registrant's telephone number, including area code (254)757-2424

PART II     RULES 12b-25(b) AND (c)

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)     The accountant's statement required by Rule 12b-25(c) has been included.

PART III     NARRATIVE

The Registrant is unable to timely file its Form 10-KSB for the period ended December 31, 2000, because the auditors have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense. As of February 28, 2001, the total liabilities/adjusted tangible net worth ratio of First Preference Mortgage Corp., a third tier subsidiary of Key Group, LTD., in which the Registrant is a 52.94% limited partner, was greater than the amount allowed under its Mortgage Warehouse Line of Credit with a financial institution. First Preference Mortgage Corp. is working with the financial institution to remedy this default and additional time is required to determine the impact of this default on the Registrant's financial statements and required disclosures.

The Company will reflect a net loss of approximately $(225,000) compared to a net loss of $(164,302) for 1999. In general, the 2000 loss is due to the weakness in the Company's residential mortgage loan fundings that began in the last quarter of 1999 and continued through the first half of 2000 and a corresponding reduction in the realized gain on the sale of the residential mortgage loans. The Company's results of operations include the Company's share of the net loss of Key Group, LTD., which amounted to approximately $(384,000)in 2000 compared to a net loss of $(315,000)in 1999.

PATTILLO, BROWN, & HILL, L.L.P.

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form NT 10-K to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 29, 2001, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 2001. We have read FFC's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 2000 to be included in the Form 10-KSB.

signed: Pattillo Brown & Hill LLP
        March 28, 2001
        Waco, Texas

PART IV OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification
Annie Laurie Miller (254)757-2424

(2)     Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
Yes.

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.
See Narrative Section.

First Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2001        By: Annie Laurie Miller
                                Executive Vice President